UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 30, 2015	3

Grifols, S.A.
Avinguda de la Generalital 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

RELEVANT EVENT

GRIFOLS, S.A.

PAYMENT OF INTERIM DIVIDEND ON ACCOUNT OF 2015 PROFIT

In accordance with the resolution passed at the Board of Directors of Grifols, S.A. held on 23 October 2015 and informed in the Relevant Event dated 26 October 2015, we inform about the distribution of an interim dividend on account of the profit of the current fiscal year.

Maturity date: 10 December 2015

ISIN Code:

•                  Class A shares: ES0171996012

•                  Class B shares: ES0171996004

Share name: Grifols, S.A.

Number of shares representing the share capital: 343,777,454

•                  Class A shares: 213,064,899

•                  Class B shares: 130,712,555

Nominal value:

•                  Class A shares: € 0.50

•                  Class B shares: € 0.10

Treasury shares:

•                  Class A shares: 0

•                  Class B shares: 2,019,285

Total dividend amount: € 119,615,359.15

Gross amount per share (After deduction of treasury shares): € 0.35

Withholding tax per share 19.5% (**): € 0.06825

Net amount per share: € 0.28175

(**) Applicable percentage of withholding tax, with general character, without prejudice of the situations in which withholding tax is not applicable, according to the nature, condition or residence for tax purposes of the recipient, in accordance to what is stated in the current regulation of the Personal income tax, Corporate income tax and Non-residents’ income tax.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 30 November 2015.

Mrs. Núria Martin Barnés
Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 30, 2015